SunEdison Semiconductor Limited

11 Lorong 3 Toa Payoh

Singapore 319579

June 22, 2015

VIA EDGAR

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SunEdison Semiconductor Limited

Registration Statement on Form S-3

Filed June 1, 2015

File No. 333-204596

Dear Mr. Mancuso:

This letter sets forth the response of SunEdison Semiconductor Limited (the “Company”) to the comment contained in your letter dated June 19, 2015, relating to the Registration Statement on Form S-3 (File No. 333-204596) filed on June 1, 2015 (the “Registration Statement”). The Company’s response is set forth below. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement to reflect the Company’s response to the comment received.

For reference purposes, the heading and comment in your letter have been reproduced below in bold, followed by the Company’s response.

Signatures, page II-5

1.	Please have your registration statement signed by your authorized representative in the United States. Refer to Signatures Instruction 1 to Form S-3.

The Company’s authorized representative in the United States has executed the Registration Statement as amended on the date hereof.

Russell Mancuso

United States Securities and Exchange Commission

June 22, 2015

If you should have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact LaDawn Naegle at Bryan Cave (202/508-6046) or me (636/474-5276).

Very truly yours,

/s/ Jeffrey L. Hall
Jeffrey L. Hall
Executive Vice President Finance & Administration and Chief Financial Officer

cc:	Ms. Heather Percival